Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 13, 2019

Relating to Preliminary Prospectus Supplement dated August 13, 2019 to Prospectus dated March 31, 2017

Registration Nos. 333-217081 and 333-217081-01

REGENCY CENTERS, L.P.

2.950% Notes Due 2029

Pricing Term Sheet

Issuer:	Regency Centers, L.P.

Security:	2.950% Notes Due 2029 (the “Notes”)

Guarantee:	Regency Centers Corporation, the general partner of Regency Centers, L.P., will guarantee the payment of principal and interest of the Notes.

Expected Ratings (Moody’s / S&P)*:	Baa1 / BBB+

Principal Amount:	$425,000,000

Coupon (Interest Rate):	2.950% per annum

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2020

Interest Record Dates:	The immediately preceding March 1 and September 1

Maturity:	September 15, 2029

Denominations:	$2,000 x $1,000 in excess thereof

Price to Public:	99.903% of principal amount, plus accrued interest, if any, from the date of original issuance

Trade Date:	August 13, 2019

Settlement Date:	T+5; August 20, 2019

Net Proceeds:	$421,825,250 (after deducting underwriting discount and before expenses associated with the transaction).

Optional Redemption Provision:	In full or in part at any time, prior to June 15, 2029 (“Par Call Date”), make whole call based on U.S. Treasury plus 20 bps to the Par Call Date, and, on or after the Par Call Date, redeemable at 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Benchmark Treasury:	1.625% due August 15, 2029

Spread to Benchmark Treasury:	T+127 bps

Benchmark Treasury Price / Yield:	99-12+ / 1.691%

Re-Offer Yield:	2.961%

CUSIP / ISIN:	75884R AZ6 / US75884RAZ64

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BMO Capital Markets Corp.

Comerica Securities, Inc.

PNC Capital Markets LLC

Regions Securities LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer expects that delivery of the notes will be made to investors on or about August 20, 2019 which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the underwriters participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607, by calling BofA Securities, Inc. toll-free at (800) 294-1322, by calling J.P. Morgan Securities LLC collect at (212) 834-4533, by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403 or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.